2100 Roosevelt Avenue PO Box 2208 Springfield, MA 01102-2208

Jeffrey D. Buchanan
Executive Vice President
Chief Financial Officer &Treasurer

March 8, 2016

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Smith & Wesson Holding Corporation
Form 10-K for Fiscal Year Ended April 30, 2015
Filed June 22, 2015
Form 10-Q for Fiscal Quarter Ended October 31, 2015
Filed December 8, 2015
Filed No. 1-31552

Dear Mr. O’Brien,

The following is in response to your letter dated February 24, 2016 (the “Comment Letter”). Smith & Wesson Holding Corporation (referred to as the “Company,” “we,” “our,” or “us”) hereby submits its responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the Comment Letter. Our responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The headings and numbers of our responses coincide with the headings and comment numbers set forth in the Comment Letter.

Form 10-K for Fiscal Year Ended April 30, 2015

Revenue Recognition, page F-12

1.

Comment: We note the impact that excess distributor and retailer inventories had on your net sales for the year ended April 30, 2015. We also note on page F-29 that you have distribution agreements with various third parties in the ordinary course of business. Please disclose whether your arrangements with distributors and retailers include the right to return products. Please also disclose whether any concessions were

2100 Roosevelt Avenue PO Box 2208 Springfield, MA 01102-2208

given to customers for large bulk purchases which may have led to these excess inventories. If return privileges or other concessions are provided, please address your consideration of Question 1 of SAB Topic 13:A.4 in regards to being able to make a reasonable and reliable estimate of product returns. Please also discuss in MD&A the expected impact of excess inventories held by distributors and retailers at the end of a period on future revenues or income from continuing operations. Refer to Item 303(a) (3)(ii) of Regulations S-K.

Company Response: We have distribution agreements with various third parties in the ordinary course of business. These agreements do not entitle the third party to return products except for defects in workmanship (e.g. warranty).

We do not provide consideration to customers for large bulk purchases but, from time to time, we do offer discounts and other incentives to our customers, therefore we do not believe further disclosure is necessary.

With regard to Question 1 of SAB Topic 13:A.4, as it relates to return privileges related to warranty, we have accrued for estimated returns due to defects in workmanship and have disclosed our accounting policy for accrued warranty, including a roll forward of the warranty reserve, and the financial statement ending date accrual amounts in Footnote 3 on pages F-14 and F-15 of our April 30, 2015 Form 10-K.

With regard to discussion in the MD&A regarding the expected impact of excess inventories held by distributors and retailers at the end of a period on future revenues or income from continuing operations, we have not discussed in the MD&A the expected impact of excess distributor or retailer inventory at the end of a period on future revenue or income because such inventory levels are only one of a multitude of factors that can affect our future revenue and income. The firearm industry is highly seasonal, cyclical, and subject to many factors that can rapidly change the amount of revenue recognized in future periods (such as news events, political events, and consumer tastes). Over the last several years, these factors have had far more impact on our future revenue and income than have distributor and retailer inventories and, therefore, we do not believe that it is possible to project the potential future impact of distributor and retailer inventories on our future revenue and income. We plan to continue our practice of disclosing when we believe distributor and retailer inventory levels had an actual effect on revenue and income for a prior period.

Based on the forgoing, in our future Form 10-K filings, we propose to modify our disclosure regarding our customers’ rights of return by adding the following to Footnote 3, page F-12, Revenue Recognition:

“We have distribution agreements with various third parties in the ordinary course of business. These agreements do not entitle the third parties to return products except for defects in workmanship (e.g.

2100 Roosevelt Avenue PO Box 2208 Springfield, MA 01102-2208

warranty). Therefore, we maintain an accrual for warranty, as discussed below.”

Form 10-Q for the Period Ended October 31, 2015

Note 10. Commitments and Contingencies, page 17

2.	Comment: SAB Topic 5:Y states that product and environmental remediation liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. In this regard, we note that you no longer disclose the number of product liability cases in which you are a defendant and the number of other product liability claims to which you have exposure. Please help us understand how you determined that this information was no longer relevant to an understanding of your exposure to these matters.

Company Response: Product liability cases and claims are a routine aspect of our business, and we have considerable experience in their assessment, subject to the normal difficulties encountered in assessing litigation. We determined that the number of cases and claims is not relevant to an understanding of our exposure to these matters, because the number of product liability cases and claims in and of themselves does not have a historical correlation to merit or exposure with respect to those cases and claims. Since one case or claim could involve a greater potential contingency than many, we do not believe that the number of cases and claims that are outstanding at any point in time contributes to the reader’s understanding of either the nature or the amount of the liability to which we may be exposed.

Operating Activities, page 29

3.	Comment: Given that changes in inventories appear to have significant impact on your net cash provided by operating activities during the six months ended October 31, 2015, as well as the year ended April 30, 2015, please discuss the underlying reasons for material fluctuations in inventories as well as consider whether a discussion of financial measures such as days sales in inventory or inventory turnover would be relevant to a reader of your financial statements. See Section IV.B of SEC Interpretive Release No. 33-8350.

Company Response: The principal reason that our inventory fluctuates is that our business is highly cyclical and seasonal. Most of the fluctuations occur quarterly and may or may not be reflected in a year-to-date cash flow analysis. To the extent that fluctuations in inventory are significant to any given quarter, we typically disclose the reasons for and the impact of such changes in the Highlights and Sales sections of the MD&A.

2100 Roosevelt Avenue PO Box 2208 Springfield, MA 01102-2208

Although we think our investors understand the cyclical nature of our business, in future filings, if the change for the year-to-date fluctuation in inventory is material to cash provided by operating activities, we will disclose the reasons for and the impact of the change for each reporting period. By way of example, for future filings, where applicable, we would propose the following disclosure:

“The firearms industry is very seasonal in nature with the lowest sales occurring during our first and second quarters. During this slower sales period, we typically level load our factory and build inventory in order to meet customer demand during our third and fourth quarters, which include the fall hunting season, the holiday shopping period in November and December, and the distributor show season in January and February. As such, and in preparation for those anticipated events, inventory for the six [or nine or twelve] months ended [period ending date] increased [or decreased] $XX million.”

Since the change is entirely related to cyclicality, we do not believe that days sale in inventory or inventory turnover are relevant.

In connection with this response, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings. Furthermore, we acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, we acknowledge that we do not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this resolves the questions as outlined in your memo. Should you have any further questions, please do not hesitate to contact me.

Sincerely,

/s/ Jeffrey D. Buchanan
Jeffrey D. Buchanan
Executive Vice President, Chief Financial Officer,
Chief Administrative Officer, and Treasurer